Mail Stop 4561

June 2, 2009

ReiJane Huai
President and Chief Executive Officer
FalconStor Software, Inc.
2 Huntington Quadrangle, Suite 2S01
Melville, New York 11747

> **Re:** **FalconStor Software, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 12, 2009**
> **File No. 000-23970**

Dear Mr. Huai:

We have reviewed your response letter dated May 6, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 22, 2009.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 1. Business

Major Customers, page 12

1.   We note your response to prior comment 1. For customers that account for 10% or more of your revenues in a fiscal year, you should provide a description of your contractual arrangements with such customers which includes the material terms of your contracts, such as payment provisions, exclusivity provisions, duration and termination provisions. Please confirm that you will provide such disclosure in future filings, as appropriate. Also, we note your statement that you do not believe that your contracts with EMC Corporation and Sun Microsystems need to be filed as exhibits because "the contracts are such that ordinarily accompanies the kind of business conducted by FalconStor." Please note that Item

601(b)(10)(ii)(B) of Regulation S-K requires that a contract made in the ordinary course of business be filed as an exhibit if the registrant is substantially dependent upon the contract. Please tell us why you believe that you are not substantially dependent on your agreements with EMC Corporation and Sun Microsystems.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations—For the Year Ended December 31, 2008 Compared With December 31, 2007

Revenues

Software License Revenues, page 34

2.   We note your response to prior comment 2 does not appear to address how you considered quantifying the impact of each factor that contributes to material changes in your results of operations. Please confirm that in future filings you will quantify such factors to the extent possible.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or Barbara C. Jacobs, Assistant Director at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3226.

Sincerely,

Craig Wilson
Sr. Asst. Chief Accountant